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14045206

SECURI' SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68928

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   January 1, 2013   AND ENDING   December 31, 2013
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Nova*hill* Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1765 DUKE STREET
                          (No. and Street)

ALEXANDRIA   VIRGINIA   22314
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY G. WEISS   (571) 447-4310
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
                           (Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUITE 290   LIVINGSTON   NEW JERSEY   07039-1711
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, ___Jeffrey Weiss_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Novahill Partners, LLC_____ , as
of ___December 31_____, 20 _13_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

_Ellen M. Mayfield_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2013

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2013

NOVA*HILL* PARTNERS, LLC

DECEMBER 31, 2013

CONTENTS



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the accompanying financial statements of Nova*hill* Partners, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova*hill* Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Livingston, New Jersey
February 5, 2014

NOVA*HILL* PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	26,161
Other assets		1,970
	$	28,131

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	6,012
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY:		22,119
	$	28,131

NOVA*HILL* PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUE:		
Advisory service fee	$	5,000
Interest income		7
		5,007
EXPENSES:		
Advertising		40
Bank charges		40
Charitable contributions		325
Dues and subscriptions		1,805
Insurance		2,389
Office expenses		17,863
Professional fees		7,000
Regulatory fees		1,766
Rent		22,295
Research data service		25,805
Telephone		1,818
Travel		14,054
Total Expenses		95,200
NET LOSS	$	(90,193)

NOVA*HILL* PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

Balance, January 1, 2013	$	12,753
Net loss		(90,193)
Members' capital contributions		99,559
Balance, December 31, 2013	$	22,119

NOVA*HILL* PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES:

Net loss	$	(90,193)
Adjustments to reconcile net loss to net cash used for operating activities:		
Other assets		(1,017)
Accrued expenses		1,448
Net Cash Used for Operating Activities		(89,762)

FINANCING ACTIVITIES:

Members' capital contributions		99,559

NET INCREASE IN CASH		9,797

CASH:

Beginning of year		16,364
End of year	$	26,161

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Nova*hill* Partners, LLC ("Company") was incorporated in May 2002 in the State of New York and moved to New Jersey in March 2004. When the Company's mix of business changed, it submitted a New Member Application to Financial Industry Regulatory Authority, Inc. ("FINRA") in September 2011 and was accepted on February 23, 2012. The Company moved its headquarters to Alexandria, Virginia in October 2012. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred during the year ended December 31, 2013. At December 31, 2013, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOVA*HILL* PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2013 through February 5, 2014, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2013, the Company had net capital of $20,149 which was $15,149 in excess of its minimum dollar net capital requirement of $5,000.

At December 31, 2013, the Company's net capital is as follows:

Net capital	$ 20,149
Net capital requirement	5,000
Excess Net Capital	$ 15,149
Aggregate Indebtedness to Net Capital	29.84%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2013.

NOTE 3 - COMMITMENTS:

The Company signed a lease agreement in October 2012, for the rental of office space in Alexandria, Virginia. The lease is for two years and expires on October 31, 2014. The lease requires monthly rental payments of $1,813. Rent expense amounted to $22,295 for the year ended December 31, 2013.



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the financial statements of Nova*hill* Partners, LLC, as of December 31, 2013, as of and for the year ended December 31, 2013, and have issued our report thereon dated February 5, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11, 12 and 13, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information on pages 11, 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11, 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 5, 2014



NOVA*HILL* PARTNERS, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
  SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:

Total members' equity qualified for net capital	$	22,119
Less: Deductions and/or charges:		
Nonallowable assets		(1,970)
NET CAPITAL	$	20,149

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accrued expenses	$	6,012
TOTAL AGGREGATE INDEBTEDNESS:	$	6,012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital requirement	$	5,000
Excess net capital	$	15,149
Net capital in excess of 120% of minimum requirement	$	14,149
Ratio: aggregate indebtedness to net capital		29.84%

RECONCILIATION WITH COMPANY'S COMPUTATION:

Included in Part IIA of Form X-17A-5 as of		
December 31, 2013:		
Net capital, as reported in Company's		
(unaudited) FOCUS report Part IIA	$	20,149
Net audit adjustments		-
NET CAPITAL PER ABOVE	$	20,149

NOVA*HILL* PARTNERS, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2013

Nova*hill* Partners, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(i) of Rule 15c3-3.

NOVA*HILL* PARTNERS, LLC
SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Nova*hill* Partners, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(i) of Rule 15c3-3.

NOVA*HILL* PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2013



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS


293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Nova*hill* Partners, LLC
Alexandria, Virginia

In planning and performing our audit of the financial statements of Nova*hill* Partners, LLC ("Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
February 5, 2014